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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                        Commission File Number: 000-25157



                           NOTIFICATION OF LATE FILING


             (Check One): / / Form 10-KSB / / Form 11-K / / Form 2-F
                         /X/ Form 10-QSB / / Form N-SAR

                                For Period Ended:

                                 August 31, 2000

      / / Transition Report on Form 10-K / / Transition Report on Form 10-Q / / Transition Report on Form 20-F / / Transition Report on Form N-SAR
                       / / Transition Report on Form 11-K

                          For Transition Period Ended:


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

              Nothing in this Form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.

                 If the notification relates to a portion of the
                  filing checked above, identify the item(s) to
                         which the notification relates:



                         Part I. REGISTRANT INFORMATION

                             Full name of registrant

                                 INFOTOPIA, INC.

                            Former name if applicable

            Address of principal executive office (Street and Number)

                                   218 Tearall

                            City, State and Zip Code

                           Raynham, Massachusetts 02767


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                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12-b25 (b), the following should be completed. (Check box if appropriate).

[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-KSB, will be filed on or before fifteen calendar days following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         The Company's accounting staff has not yet completed assembling the data for the quarter's 10-KSB. The Company is awaiting the final data for the current financial statements.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Maret Lozowicki        (508)              884-9900

                  (Name)               (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            /X / Yes  / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            / / Yes  /X / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached).
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                                INFOTOPIA, INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date


October 16, 2000


By :
         /s/ Daniel Hyong
         --------------------------------------------
         Daniel Hyong
         Chairman, Chief Executive Officer, Director